

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-mail
Stephen R. Head
Chief Financial Officer
Interactive Intelligence Group, Inc.
7601 Interactive Way
Indianapolis, IN 46278

>   **Re: Interactive Intelligence Group, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2011**
>   **Filed March 15, 2012**
>   **File No. 000-54450**

Dear Mr. Head:

We have reviewed your letter dated December 27, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 12, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Investments, page 54

1.   We acknowledge your response to prior comment 7 and note that you use a threshold of 5% or more in conducting your other-than-temporary impairment review. Please clarify whether you consider other factors if the difference is below 5% in evaluating whether

impairment is other-than-temporary. For example, tell us whether you consider the duration of the decline in fair value and the financial condition of the issuer.

Form 10-Q for the quarterly period ended September 30, 2012

Note 8 – Income Taxes, page 16

2.   We note your response to prior comment no. 7. Please clarify whether the discrete items noted in your response was due to a change in judgment or correction of an error. We refer you to ASC 740-10-25-15 and 35-2. In this regard, explain in greater detail the cause of the inconsistencies in the positions taken in the 2011 tax reconciliation and the 2011 tax return filed.

You may contact Amanda Kim, at (202) 551-3241, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, at (202) 551-3286 or Matthew Crispino, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief